Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Years Ended December 31
	2012	2011	2010	2009	2008
Fixed charges, as defined:
Interest charges	$73,633	$69,591	$72,010	$61,361	$74,914
Amortization of debt expense and premium - net	3,803	4,617	4,414	5,673	4,673
Interest portion of rentals	2,717	2,154	2,027	1,874	1,601

Total fixed charges	$80,153	$76,362	$78,451	$68,908	$81,188

Earnings, as defined:
Pre-tax income from continuing operations	$120,061	$160,171	$146,105	$134,971	$120,382
Add (deduct):
Capitalized interest	(2,401)	(2,942)	(298)	(545)	(4,612)
Total fixed charges above	80,153	76,362	78,451	68,908	81,188

Total earnings	$197,813	$233,591	$224,258	$203,334	$196,958

Ratio of earnings to fixed charges	2.47	3.06	2.86	2.95	2.43